Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Green Energy Management Services, Inc.	Delaware

The foregoing does not constitute a complete list of all subsidiaries of the registrant. The subsidiaries that have been omitted do not, if considered in the aggregate as a single subsidiary, constitute a “Significant Subsidiary” as defined by the Securities Exchange Commission.